TRIBUNE LETTERHEAD

                    June 16, 2006

VIA EDGAR AND TELECOPIER
Securities and Exchange Commission
Division of Corporation Finance
Office of Merger and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Mara L. Ransom Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Telephone: (202) 551-3264 Telecopier: (202) 772-9203
Re:
Tribune Company
Schedule TO-I filed May 30, 2006
Amendment No. 1 to Schedule TO-I filed May 31, 2006
Amendment No. 2 to Schedule TO-I filed June 6, 2006
Amendment No. 3 to Schedule TO-I filed June 8, 2006
SEC File No. 5-34531

Dear Ms. Ransom:

        On behalf of Tribune Company ("Tribune"), we submit this letter in response to comments from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated June 13, 2006 relating to Tribune's Tender Offer Statement referred to above (as amended, the "Schedule TO").

        Through our outside counsel, Sidley Austin LLP, we have responded to numbered comments one through five under separate cover, and we are concurrently filing via EDGAR Amendment No. 4 to the Schedule TO ("Amendment No. 4"). Pursuant to your request, Tribune hereby acknowledges that:

  •
  Tribune is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  Tribune may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Crane H. Kenney Senior Vice President, General Counsel and Secretary
cc:
Edward D. Ricchiuto
Sidley Austin LLP